Spring Valley Acquisition Corp.
2100 McKinney Avenue, Suite 1675
Dallas, TX 75201

March 14, 2022

VIA EDGAR

Attention:	Andi Carpenter
Kevin Stertzel
Erin Donahue
Geoffrey Kruczek

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Re:	Spring Valley Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed February 11, 2022 File No. 333-262053

Ladies and Gentlemen:

This letter sets forth the response of Spring Valley Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated February 25, 2022, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing a revised Amendment No. 2 to Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Form S-4/A Filed on February 11, 2022

Questions and Answers, page 11

1.            Staff’s comment: We note your response to prior comment 22. Please revise your disclosure regarding the Tax Receivable Agreement in this section to adequately address the fact that the agreement confers significant economic benefit to the continuing unitholders and redirects cash flows to them at the expense of the rest of your shareholders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 30, 49, 98, 99, 166 and 245 of the Revised Registration Statement.

HOW DO REDEMPTIONS AFFECT THE VALUE OF MY NUSCALE CORP COMMON STOCK?, page 17

2.            Staff’s comment: Prior comment 26 was not limited to deferred underwriting fees. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 18 and 19 of the Revised Registration Statement.

Certain NuScale LLC Projected Financial Information, page 105

3.            Staff’s comment: To provide context to the disclosure added in response to prior comments 9 and 10, please disclose the second sentence of the response to prior comment 10. If the projections are dependent on converting all the MOUs and opportunities referenced, please make that clear and explain why that is sustainable and reasonable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 105 of the Revised Registration Statement. We also note to the Staff that the projections are not dependent on converting all the MOUs and opportunities referenced.

Unaudited Pro Forma Condensed Combined Financial Information

3 Transaction Accounting Adjustments, page 170

4.            Staff’s comment: It appears you should describe the facts and circumstances and record a proforma compensation expense adjustment to settle NuScale LLC's Unit Appreciation Rights with cash.

Response: In response to the Staff’s comment, the Company has revised the unaudited pro forma condensed combined financial information on pages 167, 168 and 169 to include an adjustment to record a proforma compensation expense adjustment to settle NuScale LLC’s Unit Appreciation Rights with cash. The Company has described this Transaction Accounting Adjustment within (R) on page 173.

(N) The elimination of interest income and gain earned on the Trust Account, page 172

5.            Staff’s comment: Please label "The net loss of NuScale Corp being reduced as summarized below" as (N) and organize the remaining descriptions to correspond to their adjustments.

Response: In response to the Staff’s comment, the Company has revised the labels and organized the descriptions to correspond to their adjustments.

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Management of NuScale Prior to and Following the Transactions, page 226

6.            Staff’s comment: We note your response to prior comment 16. Please revise your disclosure to state the business experience during the past five years for Clayton Scott. See Item 401(e)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 228 of the Revised Registration Statement.

Exhibit 23.1, page II-2

7.            Staff’s comment: Please file currently-dated consents of all auditors, including WithumSmith+Brown, PC.

Response: In response to the Staff’s comment, the Company has filed currently-dated consents of all auditors, including WithumSmith+Brown, PC.

Exhibits

8.            Staff’s comment: Please revise the legend on the first page of Exhibit 10.14 to be consistent with Item 601(b)(10)(iv) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the legend on the first page of Exhibit 10.14 to the Revised Registration Statement.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Matt Pacey of Kirkland & Ellis LLP at (713) 836-3786 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

SPRING VALLEY ACQUISITION CORP.

By:	/s/ Christopher Sorrells
Name: Christopher Sorrells
Title: Chief Executive Officer

CC:	Matthew Pacey
Lance Hancock

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